Exhibit T3B

LIMITED LIABILITY COMPANY AGREEMENT OF

BLOCKFI LENDING LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of BlockFi Lending LLC (the “Company”), is entered into by BlockFi Inc., a Delaware corporation, as the sole initial member of the Company (the “Member”) as of January 11, 2018.

The Member hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. Section 18-101, et seq., as amended from time to time (the “Act”), and hereby sets forth the rights, duties and obligations with respect to the Company as follows:

1. Name. The name of the limited liability company formed hereby is “BlockFi Lending LLC”.

2. Purpose. The purpose of the Company is to engage in any lawful business, purpose or activity for which limited liability companies may be organized under the Act.

3. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

4. Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

5. Member. The name of the sole initial member of the Company is BlockFi Inc., a Delaware corporation, with an address at 86 Chambers St., Suite 205, New York, NY 10007.

6. Powers. The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or in furtherance of the purposes described herein, including all powers, statutory or otherwise, granted by the Act to members.

7. Capital Contribution. The capital contribution of the Member to the Company shall consist of any funds or property contributed to the Company as reflected from time to time on the books and records of the Company as maintained by the Member.

8. Distributions. Distributions shall be made at such times and in such amounts as the Member shall determine.

9. Additional Contributions. The Member is not required to make any additional capital contributions to the Company.

10. Dissolution. Except as hereinafter provided, the Company shall have perpetual existence. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the written election of the Member to dissolve the Company or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11. Resignation. The Member may resign at any time, provided, however, that such resignation shall become effective only upon the filing by the Company of a certificate of cancellation with the Secretary of State of the State of Delaware pursuant to Section 18-203 of the Act.

12. Liability. The Member shall not have any liability for the obligations or liabilities of the Company except to the extent required by the Act. No member of the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

13. Governing Law. This Agreement shall be governed by, and construed and enforced under, the Act and the other laws of the State of Delaware, without regard to its principles of conflicts of laws.

14. Effective Time. This Agreement shall be effective as of the time of the filing of a certificate of formation with the Delaware Secretary of State.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first set forth above.

MEMBER:

BlockFi Inc., a Delaware corporation

By:	/s/ Zachary Lee Prince
Name: Zachary Lee Prince
Title: Chief Executive Officer

[Signature Page to Limited Liability Company Agreement of BlockFi Lending LLC]